U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT

BENEFIT STREET PARTNERS BDC, INC.

PROVIDENCE FLEXIBLE CREDIT ALLOCATION FUND

PROVIDENCE DEBT FUND III L.P.

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

PECM STRATEGIC FUNDING L.P.

BENEFIT STREET PARTNERS L.L.C.

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.

9 West 57th Street, 47th Floor

New York, NY 10019

(212) 735-3000

All Communications, Notices and Orders to:

David Manlowe

Chief Operating Officer

Benefit Street Partners BDC, Inc.

9 West 57th Street, 47th Floor

New York, NY 10019

(212) 735-3000

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, D.C. 20001

January 31, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of: )

BENEFIT STREET PARTNERS BDC, INC., PROVIDENCE FLEXIBLE CREDIT ALLOCATION FUND, PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P., PECM STRATEGIC FUNDING L.P., PROVIDENCE DEBT FUND III L.P., PROVIDENCE DEBT FUND III MASTER (NON-US) L.P., BENEFIT STREET PARTNERS L.L.C., PROVIDENCE EQUITY CAPITAL MARKETS L.L.C., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.

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FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT

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9 West 57th Street, 47th Floor )
New York, NY 10019)
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File No. 812-14126)
Investment Company Act of 1940)
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Benefit Street Partners BDC, Inc. (“Benefit Street”), Providence Flexible Credit Allocation Fund (“Providence Flexible Credit” and together with Benefit Street, the “Existing Regulated Funds”), Providence TMT Debt Opportunity Fund II L.P. (“Fund II”), Providence Debt Fund III L.P. (“Fund III”), Providence Debt Fund III Master (Non-US) L.P. (“Fund III Offshore”), PECM Strategic Funding L.P., (“Strategic Funding,” and each of Strategic Funding, Fund II, Fund III, Fund III Offshore is referred to as an “Existing Affiliated Fund” and collectively, the “Existing Affiliated Funds”), Benefit Street Partners L.L.C. (“BSP Adviser”), and Providence Equity Capital Markets L.L.C. (“Fund II Affiliated Adviser,” and together with the BSP Adviser, the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment

Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund3 to co-invest in the same investment opportunities with one or more other Regulated Funds and/or one or more Affiliated Funds4 through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with the terms and conditions of the Order set forth in the Application.  “Co-Investment Transaction” means any transaction in which a Regulated Fund participated together with one or more Regulated Funds and/or one or more Affiliated Funds in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund could not participate together with one or more other Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

I.     GENERAL DESCRIPTION OF APPLICANTS

A. Benefit Street

Benefit Street was organized as a corporation under the General Corporate Laws of the State of Maryland in July 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the 1940 Act.5   In connection with its initial public offering of common stock, on March 20, 2012 Benefit Street filed a registration statement on Form N-2 (the “Benefit Street

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

3 “Regulated Fund” means (i) the Existing Regulated Funds and (ii) any Future Regulated Fund. “Future Regulated Fund” means Griffin Business Development Corporation (“GBDC”) and any closed-end management investment company that (a) is registered under the 1940 Act or has elected to be regulated as a business development company (“BDC”) under the 1940 Act and (b) is advised or sub-advised by BSP Adviser or an investment adviser controlling, controlled by or under common control with BSP Adviser (each a “Providence Adviser,” and together with Griffin Adviser (as defined below), the “Advisers”).

4 “Affiliated Fund” means (i) the Existing Affiliated Funds and (ii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i) whose investment adviser is a Providence Adviser; and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

Registration Statement”) to register its common stock under the Securities Act of 1933 (the “1933 Act”).  Benefit Street intends to file a notice of its election to be regulated as a BDC under the 1940 Act on Form N-54A at the time the Benefit Street Registration Statement is declared effective.  Benefit Street will apply to have its common stock listed on the Nasdaq Global Select Market under the symbol “BSPC”.  Benefit Street’s principal place of business is 9 West 57th Street, 47th Floor, New York, NY 10019.

Benefit Street intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

Benefit Street’s investment objective is to generate both current income and capital appreciation by primarily investing in unitranche loans, unsecured debt and second lien debt as well as senior debt instruments and equity securities issued by private U.S. middle market companies.  Investment decisions for Benefit Street will be made by BSP Adviser in accordance with the policies approved by Benefit Street’s board of directors (the “Board”)6.  Benefit Street will have a five-member Board, of which three members will be Independent Directors.7  No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of a Regulated Fund.

B.  Providence Flexible Credit

Providence Flexible Credit is a newly organized closed-end management investment company that intends to register as an investment company under the 1940 Act that was organized as a Massachusetts business trust on June 18, 2013, pursuant to its Agreement and Declaration of Trust, which is governed by the laws of the Commonwealth of Massachusetts. In connection with its intended initial public offering, on August 7, 2013 Providence Flexible Credit filed a registration statement on Form N-2 to register its common stock under the 1933 Act.  Providence Flexible Credit intends to list its shares on the New York Stock Exchange. Providence Flexible Credit’s principal place of business is 9 West 57th Street, 47th Floor, New York, NY 10019.

Providence Flexible Credit intends to make an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

Providence Flexible Credit’s investment objective is to seek total return through a combination of current income and capital appreciation. Providence Flexible Credit will seek to achieve its investment objective by investing primarily in a broad, dynamically managed portfolio of (i) secured loans made primarily to companies whose debt is below investment grade quality; (ii) corporate bonds that are expected to be primarily high yield issues of below

6 The term “Board” refers to the board of directors or trustees, as applicable, of each of the Regulated Funds, including the board of directors of Benefit Street, the board of trustees of Providence Flexible Credit, and the board of directors of GBDC, as applicable.

7 The term “Independent Directors” as used in this application, interchangeably refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the Act.

investment grade quality; and (iii) debt investment opportunities in middle market companies in the United States that are of below investment grade quality. Investment decisions for Providence Flexible Credit will be made by BSP Adviser in accordance with the policies approved by Providence Flexible Credit’s Board.  Providence Flexible Credit will have a Board with a majority of trustees that are Independent Directors.  No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of a Regulated Fund.

C. GBDC

Griffin Business Development Corporation will be organized as an externally managed, closed-end management investment company and will intend to elect to be regulated as a BDC under the 1940 Act. GBDC will intend to elect to be treated for tax purposes as a RIC under the Code, and will intend to continue to make such election in the future.

GBDC’s investment objective will be similar to or will overlap with the investment objectives of each of the other Regulated Funds. Investment decisions for GBDC will ultimately be made by Griffin Capital Advisor, LLC (“Griffin Adviser”), with BSP Adviser serving as sub-adviser, in accordance with the policies approved by GBDC’s Board. GBDC’s Board will have a majority of Independent Directors. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of a Regulated Fund.

D. The Existing Affiliated Funds

Each of the Affiliated Funds, described in more detail below, has, or will have, investment objectives and strategies that are similar to or that overlap with the Regulated Funds’ Objectives and Strategies.8 To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(7) of the 1940 Act, none of the Affiliated Funds are, or will be, registered under the 1940 Act.

1. Fund II

Fund II was formed as a Cayman Islands limited partnership on September 3, 2009.  Fund II is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies primarily in the media, entertainment, education, communications and

8 The term “Objectives and Strategies,” with respect to each Regulated Fund, means the Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the 1934 Act, and the Regulated Fund’s reports to stockholders.

information industries. The value of its assets is approximately $1,017 million.9  Fund II is managed by Fund II Affiliated Adviser.

2. Fund III

Fund III was formed as a Delaware limited partnership on November 1, 2012.  Fund III is a debt-focused fund, which seeks to make debt investments primarily in U.S.-based middle market companies across various industries.  The value of its assets as of December 31, 2013 is approximately $50 million.  As of December 31, 2013, Fund III had closed on commitments totaling $821,261,078.  Fund III is managed by BSP Adviser.

3. Fund III Offshore

Fund III Offshore was formed as a Cayman Islands limited partnership on November 1, 2012.  Fund III Offshore is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. The value of its assets as of December 31, 2013 is approximately $19 million. As of December 31, 2013, Fund III Offshore had closed on commitments totaling $495,238,922. Fund III Offshore is managed by BSP Adviser.

4.  Benefit Street Partners Capital Opportunity Fund L.P.

Benefit Street Partners Capital Opportunity Fund L.P. was formed as a Delaware limited partnership on November 20, 2013.  Benefit Street Partners Capital Opportunity Fund L.P. is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. Benefit Street Partners Capital Opportunity Fund L.P. currently has no investments.  Benefit Street Partners Capital Opportunity Fund L.P.is managed by BSP Adviser.

5. Strategic Funding

Strategic Funding was formed as a Cayman Islands limited partnership on December 20, 2010.  Strategic Funding is a debt-focused fund, which seeks to invest in distressed companies in non-control transactions, secured and unsecured instruments in syndicated transactions, and privately negotiated debt deals primarily in U.S.-based middle market companies across various industries.  The value of its assets is approximately $663 million. Strategic Funding is managed by Fund II Affiliated Adviser.

The overall commitment for each investment of each Affiliated Fund is based on the Affiliated Fund’s Available Capital.10 Each Affiliated Fund’s Adviser reviews the investment opportunity with respect to the respective Affiliated Funds’ investment objectives and determines whether or not the Affiliated Fund should invest in a new portfolio company and, if so, to what extent.  The factors involved in such a review include the remaining uncommitted capital of the Affiliated Fund, the amount of capital already reserved to support existing positions, and

9 The asset value provided for each of the Existing Affiliated Funds is estimated and unaudited as of December 31, 2013.

10 The term “Available Capital” means the greater of (i) net asset value and (ii) committed capital or available capital, as applicable.

Available Capital, as well as any prohibitions, as described in each Affiliated Fund’s respective limited partnership agreement, which would preclude an Affiliated Fund from proceeding with the new investment.  In addition, the maturity of a potential portfolio company impacts future financing needs of that entity. If an Affiliated Fund cannot support its position in a portfolio company going forward, its adviser will generally avoid committing capital from the Affiliated Fund to a new investment.

Diversification is also a consideration when determining the allocation of a joint investment. In an effort to mitigate risk, the Advisers attempt to keep the Affiliated Funds’ investments balanced and avoid concentration in any one sector, industry or type of portfolio company.

E.    BSP Adviser

BSP Adviser was organized as a limited liability company under the laws of the state of Delaware on February 22, 2011 and is privately held. BSP Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

BSP Adviser serves as investment adviser to Benefit Street and Providence Flexible Credit pursuant to its respective investment advisory agreements with each and also serves as investment adviser to Fund III and Fund III Offshore. In addition, BSP Adviser will serve as the sub-adviser to GBDC pursuant to a sub-advisory agreement by and among GBDC, Griffin Adviser and BSP Adviser (as amended from time to time, the “Sub-Advisory Agreement”). Pursuant to the Sub-Advisory Agreement, BSP Adviser will identify, evaluate, negotiate and structure prospective investments for GBDC, make investment and portfolio management recommendations for GBDC (subject to approval by Griffin Adviser), monitor the GBDC investment portfolio and provide certain ongoing administrative services to Griffin Adviser.

F. Griffin Adviser

Griffin Adviser will be organized as a limited liability company and will be privately held by persons unaffiliated with the Providence Advisers. Griffin Adviser will be registered with the Commission pursuant to Section 203 of the Advisers Act.

Griffin Adviser will serve as the investment adviser to GBDC pursuant to an investment advisory agreement with GBDC. It will oversee the management of GBDC’s activities and have the responsibility for making investment decisions with respect to, and providing day-to-day management and administration of, GBDC’s investment portfolio. Griffin Adviser will retain BSP Adviser, in its capacity as sub-adviser to GBDC, to fulfill its obligations under the advisory agreement between Griffin Adviser and GBDC. Griffin Adviser will have exclusive responsibility for approving the acquisition and disposition of GBDC’s investments, subject to the approval requirements of the Eligible Directors (as defined below) of GBDC with respect to Co-Investment Transactions subject to the oversight of the Board of GBDC.

G. Fund II Affiliated Adviser

Fund II Affiliated Adviser serves as the investment manager to Fund II and to Strategic Funding.  Fund II Affiliated Adviser is registered as an investment adviser pursuant to section 203 of the Advisers Act.  BSP Adviser and Fund II Affiliated Adviser are controlled by the same individuals (collectively, the “Principals”).  In addition, Fund II Affiliated Adviser’s investment team is comprised of the same individuals that manage BSP Adviser.

Any other Adviser to an Affiliated Fund or a Regulated Fund will be registered as an investment adviser pursuant to the Advisers Act. Any Future Affiliated Fund will be advised by a Providence Adviser.

II.    RELIEF FOR PROPOSED CO-INVESTMENTS

A.    Co-Investment in Portfolio Companies by the Regulated Funds and the Affiliated Funds

1.     Mechanics of the Co-Investment Program

Upon issuance of the requested Order, rather than making separate investments, a Regulated Fund could engage in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund’s purchase be the same as those applicable to each other Regulated Fund’s purchase and any Affiliated Fund’s purchase.

As previously described, Griffin Adviser will serve as GBDC’s investment adviser and BSP Adviser will serve as GBDC’s sub-adviser. In these respective roles, Griffin Adviser will be responsible for the overall management of GBDC’s activities, and BSP Adviser will be responsible for the day-to-day management of GBDC’s investment portfolio, in each case consistent with their fiduciary duties. Importantly, the relationship between BSP Adviser and Griffin Adviser will be arm’s length, and BSP Adviser will be able to withdraw from the Sub-Advisory Agreement on written notice.11 Although BSP Adviser will identify and recommend investments for GBDC, prior to any investment by GBDC, the Sub-Advisory Agreement will require BSP Adviser to present each proposed investment to Griffin Adviser, which will have the authority to approve or reject any and all investments proposed for GBDC by BSP Adviser. Through this authority to approve or reject any investment proposed by BSP Adviser, Griffin Adviser will have ultimate authority with respect to the Company’s investments, subject in each case to the oversight of the Board.

For each Potential Co-Investment Transaction that BSP Adviser determines is an appropriate investment for GBDC, BSP Adviser shall provide to Griffin Adviser, in advance, information about such transaction, and shall propose an allocation for GBDC for such transaction, subject to the approval requirements by the Eligible Directors (as hereinafter defined) of GBDC with respect to each Co-Investment Transaction.  Griffin Adviser shall then evaluate whether the Potential Co-Investment Transaction fits within GBDC’s Objectives and

11  The Sub-Advisory Agreement will also be terminable by GBDC through its board of directors or a vote of its shareholders in accordance with Section 15(a) of the 1940 Act.

Strategies, is appropriate from a size and risk standpoint based on GBDC’s Available Capital, is appropriately structured for co-investment by GBDC and has undergone sufficient due diligence to justify approval by Griffin Adviser.  If Griffin Adviser independently determines that the Potential Co-Investment as proposed by BSP Adviser is an appropriate investment for GBDC, Griffin Adviser will present the Potential Co-Investment Transaction to the Eligible Directors (as defined below) of the GBDC Board for their approval, as discussed below.

In selecting investments for each Regulated Fund, the applicable Adviser will consider only the investment objective, investment policies, investment position, Available Capital, and other pertinent factors applicable to each participating Regulated Fund.  Likewise, when selecting investments for the Affiliated Funds, the applicable Adviser will select investments considering, in each case, only the investment objective, investment policies, investment position, Available Capital, and other pertinent factors applicable to that particular investing entity. However, as described herein, as each of the Affiliated Funds, has, or will have, investment objectives and strategies that are similar to or overlap with each Regulated Fund’s Objectives and Strategies, and each of the Regulated Funds will have Objectives and Strategies that are similar to or that overlap with each of the other Regulated Fund’s Objectives and Strategies. To the extent there is a Potential Co-Investment Transaction that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Affiliated Funds, each Regulated Fund expects to co-invest with the applicable Regulated Funds and/or Affiliated Funds, with certain exceptions based on Available Capital or diversification, as discussed below.

Under the Co-Investment Program, each Potential Co-Investment Transaction would be allocated among the participating Regulated Funds and Affiliated Funds. Each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority.12

All subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment13) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata distribution or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the

12  “Required Majority” has the meaning provided in section 57(o) of the 1940 Act. The term “Eligible Directors” means the directors or trustees, as applicable, who are eligible to vote under section 57(o).

13  “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

disposition or Follow-On Investment, as the case may be; and (ii) each participating Regulated Fund’s Board has approved the Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. A Regulated Fund’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

2.              Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Regulated Funds and the Affiliated Funds will increase favorable investment opportunities for each Regulated Fund. The Co-Investment Program will be effected only if it is approved by the Required Majority of each Regulated Fund on the basis that it would be advantageous for the Regulated Fund to have the additional capital from the other Regulated Funds and from the Affiliated Funds available to meet the funding requirements of attractive investments in portfolio companies. A closed-end fund that makes investments of the type contemplated by the Regulated Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where an Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds and the other Regulated Funds as investing partners of a Regulated Fund may alleviate some of that necessity in certain circumstances.

A Regulated Fund could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of instances where a Regulated Fund’s individual or aggregate investment limits require an Adviser to arrange a syndication with unaffiliated entities, the Regulated Fund will likely be able to reduce the number of suitable investment opportunities it must forego. Accordingly, with the assets of the other Regulated Funds and the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Fund.

The Adviser and the respective Boards of each Regulated Fund believe that it will be advantageous for a Regulated Fund to co-invest with one or more Regulated Fund and/or one or more Affiliated Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Regulated Funds.

The Advisers also believe that co-investment by a Regulated Fund with one or more other Regulated Funds and/or one or more Affiliated Funds will afford the Regulated Funds the ability to achieve greater diversification and, together with the other Regulated Funds and/or the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Funds co-invest.

As discussed above, although BSP Adviser will be responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments, recommending investments to Griffin Adviser and negotiating and structuring GBDC’s investments, Griffin Adviser will oversee all investment activities and will be ultimately responsible for making all investment decisions with respect to GBDC’s investment portfolio. Given the absence of BSP Adviser’s authority to bind GBDC, on one hand, and the absence of an incentive on Griffin Adviser’s part to place the interests of any other fund above those of the GBDC, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, BSP Adviser is not controlled or managed by insiders of GBDC or Griffin Adviser and has no authority or ability to bind GBDC.  Rather, in this instance, BSP Adviser recommends to Griffin Adviser available investment opportunities on behalf of GBDC. Thus, Griffin Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by BSP Adviser.

B.            Applicable Law

1.              Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies,

and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C.            Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Sections 17(d) or 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the other Regulated Funds fall within the category of persons described by Section 57(b) vis-à-vis each Regulated Fund.  Section 57(b) and Rule 17d-1 apply to any investment adviser to a Regulated Fund, including a sub-adviser. Thus, BSP Adviser, in its role as sub-adviser to GBDC, could be deemed to be a person related to GBDC in a manner described by Section 57(b) and therefore BSP Adviser and its Section 2(a)(3)(C) affiliates (specifically the Regulated Funds that it advises) could be prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

Each of the other Regulated Funds (other than GBDC) and the Affiliated Funds may be deemed to be affiliated persons of a Regulated Fund (other than GBDC) within the meaning of Section 2(a)(3)(C) by reason of common control because (i) BSP Adviser manages and may be deemed to control the Existing Regulated Funds, Fund III and Fund III Offshore, (ii) Fund II Affiliated Adviser manages and may be deemed to control Fund II and Strategic Funding, (iii) BSP Adviser or Fund I Affiliated Adviser will manage and may be deemed to control any Future Affiliated Funds or Future Regulated Funds and (iv) BSP Adviser and Fund II Affiliated Adviser are both owned and controlled by the Principals. Thus, each other Regulated Fund (other than GBDC) and the Affiliated Funds could be deemed to be a person related to each Regulated Fund

(other than GBDC) in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.            Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting the Regulated Funds and the Affiliated Funds to participate in the Co-Investment Program.

E.            Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.14  Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDCs and registered investment companies than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Medley Capital Corporation and its affiliates, for which an order was granted on November 25, 2013, and Corporate Capital Trust, Inc. and its affiliates, for which an order was granted on May 21, 2013.15

F.             Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption

14  See Medley Capital Corporation, et. al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et. al. (File No. 812-13665) Release No. IC — 30548 (June 4, 2013) (order), Release No. IC — 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et. al. (File No. 812-13844), Release No. IC — 30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et. al. (File No. 812-13878) Release No. IC — 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC- 29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No.812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

15  See note 9, supra.

or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that each Regulated Fund will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the Principals of the Advisers would not be able to favor the Affiliated Funds over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Fund will also be an attractive investment opportunity for the Affiliated Funds and/or one or more Regulated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one Regulated Fund or the Affiliated Funds as opportunities arise. Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.           Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.             (a) If the Adviser deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each party’s net asset value, up to the amount proposed to be invested by each.  The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund, to the Eligible Directors for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with

(A) the interests of the Regulated Fund’s shareholders; and

(B) The Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by the other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Affiliated Fund; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) The applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Regulated Fund, Affiliated Fund, or any affiliated person of a Regulated Fund or an Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (each of which may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and (iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, any Affiliated Fund, or any affiliated person of another Regulated Fund or any Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met

7.             (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

(i) the Adviser to such Affiliated Fund or Regulated Fund will notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) the Adviser to each other Regulated Fund that participated in the Co-Investment Transaction will formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)  A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Affiliated Fund and Regulated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.             (a)  If any Affiliated Fund or any Regulated Fund elects to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

(i)  the Adviser to such Affiliated Fund or Regulated Fund will notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)  the Adviser to each other Regulated Fund that participated in the Co-Investment Transaction will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Affiliated Fund and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this

Application). In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)           If, with respect to any Follow-On Investment:

(i)  the amount of the Follow-On Investment is not based on the Affiliated Funds’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)  the aggregate amount recommended by BSP Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party’s net asset value, up to the amount proposed to be invested by each;

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Affiliated Funds and the other Regulated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors of each Regulated Fund will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Affiliated Funds and the Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Affiliated Funds and Regulated Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Affiliated Funds and Regulated Funds based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Affiliated Funds and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Affiliated Funds).

14. The Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that Griffin Adviser will be notified of all Potential Co-Investment Transactions that fall within GBDC’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III.      PROCEDURAL MATTERS

A.            Communications

Please address all communications concerning this Application and the Notice and Order to:

David Manlowe

Chief Operating Officer

Benefit Street Partners BDC, Inc.

9 West 57th Street, 47th Floor

New York, NY 10019

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

B.            Authorizations

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A, B, C and D.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 31st day of January, 2014.

BENEFIT STREET PARTNERS BDC, INC.

By:	/s/ David Manlowe
Name: David Manlowe
Title: Chief Operating Officer

PROVIDENCE FLEXIBLE CREDIT ALLOCATION FUND

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PECM STRATEGIC FUNDING L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached Application dated as of January 31, 2014 for and on behalf of Benefit Street Partners BDC, Inc.; that he is the Chief Operating Officer of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Manlowe
Name:	David Manlowe
Title:	Chief Operating Officer

The undersigned states that he has duly executed the attached Application dated as of January 31, 2014 for and on behalf of Providence Flexible Credit Allocation Fund.; that he is the Chief Financial Officer of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Chief Financial Officer

The undersigned states that he has duly executed the attached Application dated as of January 31, 2014 for and on behalf of Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Benefit Street Partners L.L.C., and Providence Equity Capital Markets L.L.C.; that he has been authorized by Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Benefit Street Partners L.L.C., and Providence Equity Capital Markets L.L.C. to execute the attached Application in the name of and/or on behalf of Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Benefit Street Partners L.L.C., and Providence Equity Capital Markets L.L.C.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PECM STRATEGIC FUNDING L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of Benefit Street Partners BDC, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on February 22, 2013)

EXHIBIT C

Resolutions of the Sole Shareholder of Providence Flexible Credit Allocation Fund

WHEREAS, the Sole Shareholder has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on January 24, 2014)